FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1. Dato-DXd improved PFS in breast cancer

This announcement contains inside information

22 September 2023

Datopotamab deruxtecan demonstrated statistically significant and clinically meaningful progression-free survival benefit in patients with HR-positive,
HER2-low or negative breast cancer in TROPION-Breast01 Phase III trial

First Phase III results in breast cancer for AstraZeneca
and Daiichi Sankyo's datopotamab deruxtecan

Plans for global regulatory submissions underway

Positive high-level results from the TROPION-Breast01 Phase III trial showed datopotamab deruxtecan (Dato-DXd) demonstrated a statistically significant and clinically meaningful improvement for the primary endpoint of progression-free survival (PFS) compared to investigator's choice of chemotherapy in patients with inoperable or metastatic hormone receptor (HR)-positive, HER2-low or negative (IHC 0, IHC 1+ or IHC 2+/ISH-) breast cancer previously treated with endocrine-based therapy and at least one systemic therapy.

A trend in improvement for the dual primary endpoint of overall survival (OS) was observed for datopotamab deruxtecan versus chemotherapy. Data for OS were not mature at this interim analysis and the trial will continue as planned to assess OS.

The safety profile of datopotamab deruxtecan was consistent with previous clinical trials in breast cancer with no new safety signals identified. All grade interstitial lung disease rates were low.

Datopotamab deruxtecan is a specifically engineered TROP2-directed DXd antibody drug conjugate (ADC) being jointly developed by AstraZeneca and Daiichi Sankyo.

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "Today's TROPION-Breast01 news is a significant development for patients with HR-positive, HER2-low or negative metastatic breast cancer whose tumours have become insensitive to endocrine therapy and who currently face poor outcomes. We are encouraged by these positive results."

Ken Takeshita, MD, Global Head, Oncology R&D, Daiichi Sankyo, said: "The positive topline results from TROPION-Breast01 demonstrate the potential for datopotamab deruxtecan to become an important treatment option for patients with HR-positive, HER2-low or HER2-negative breast cancer in the second-line metastatic setting. We look forward to realising the full potential of this TROP2-directed antibody drug conjugate across breast cancer subtypes through our ongoing Phase III programme, including two trials in patients with triple-negative breast cancer."

More than two million people worldwide are diagnosed with breast cancer each year.1 HR-positive, HER2-low or negative breast cancer is the most common subtype, accounting for more than 65% of diagnosed cases.1,2 Standard initial treatment for these patients is endocrine therapy but most patients with advanced disease will develop resistance, underscoring the need for additional options.3,4 TROP2 is a protein broadly expressed in HR-positive, HER2-low or negative breast cancer.5,6

The data will be presented at a forthcoming medical meeting and shared with health authorities.

AstraZeneca and Daiichi Sankyo have two additional Phase III trials evaluating datopotamab deruxtecan in breast cancer. TROPION-Breast02 is comparing datopotamab deruxtecan to chemotherapy in patients with previously untreated locally recurrent inoperable or metastatic triple negative breast cancer (TNBC) who are not candidates for anti-PDL1 therapy. TROPION-Breast03 is evaluating datopotamab deruxtecan with and without Imfinzi (durvalumab) versus investigator's choice of therapy in patients with Stage I-III TNBC with residual disease after neoadjuvant therapy.

Notes

HR-positive breast cancer
Breast cancer is the most common cancer in the world and a leading cause of cancer-related death.1 More than two million breast cancer cases were diagnosed in 2020 with nearly 685,000 deaths globally.1

Breast cancer is considered HR-positive, HER2-low or negative when tumours test positive for oestrogen and/or progesterone hormone receptors and negative or low for HER2 (measured as HER2 score of IHC 0, IHC 1+ or IHC 2+/ISH-).2,7 HR-positive, HER2-low or negative breast cancer is the most common subtype, accounting for more than 65% of diagnosed cases.2 Approximately 30% of patients diagnosed with HR-positive, HER2-low or negative metastatic breast cancer are expected to live five years after their diagnosis.2

TROP2 is a protein broadly expressed in several solid tumours, including HR positive, HER2-low or negative breast cancer.5 TROP2 expression is associated with increased tumour progression and poor survival in patients with breast cancer.5,6

TROPION-Breast01
TROPION-Breast01 is global, randomised, multicentre, open-label Phase III trial evaluating the safety and efficacy of datopotamab deruxtecan versus investigator's choice of single-agent chemotherapy (eribulin, capecitabine, vinorelbine or gemcitabine) in patients with inoperable or metastatic HR- positive, HER2-low or negative (IHC 0, IHC 1+ or IHC 2+/ISH-) breast cancer who have previously progressed on or are not suitable for endocrine therapy per investigator assessment.

The dual primary endpoints of TROPION-Breast01 are PFS as assessed by blinded independent central review (BICR) and OS. Key secondary endpoints include objective response rate, duration of response, investigator-assessed PFS, disease control rate and time to first subsequent therapy.

TROPION-Breast01 enrolled more than 700 patients at sites in Asia, Europe, North America, South America and Africa. For more information visit ClinicalTrials.gov.

Datopotamab deruxtecan (Dato-DXd)
Datopotamab deruxtecan (Dato-DXd) is an investigational TROP2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC technology, datopotamab deruxtecan is one of five lead ADCs in the oncology pipeline of Daiichi Sankyo, and one of the most advanced programmes in AstraZeneca's ADC scientific platform. Datopotamab deruxtecan is comprised of a humanized anti-TROP2 IgG1 monoclonal antibody, developed in collaboration with Sapporo Medical University, attached to a number of topoisomerase I inhibitor payloads (an exatecan derivative, DXd) via tetrapeptide-based cleavable linkers.

A comprehensive development programme is underway globally with more than 12 trials evaluating the efficacy and safety of datopotamab deruxtecan across multiple tumours, including non-small cell lung cancer, triple-negative breast cancer and hormone receptor-positive, HER2-low or negative breast cancer. Beyond the TROPION programme, datopotamab deruxtecan is also being evaluated in novel combinations in several ongoing trials. AstraZeneca is also researching a potential diagnostic test to help identify patients most likely to benefit from treatment with datopotamab deruxtecan.

Daiichi Sankyo collaboration
AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise Enhertu in March 2019 and datopotamab deruxtecan in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights for each ADC. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and datopotamab deruxtecan.

AstraZeneca in breast cancer
Driven by a growing understanding of breast cancer biology, AstraZeneca is starting to challenge, and redefine, the current clinical paradigm for how breast cancer is classified and treated to deliver even more effective treatments to patients in need - with the bold ambition to one day eliminate breast cancer as a cause of death.

AstraZeneca has a comprehensive portfolio of approved and promising compounds in development that leverage different mechanisms of action to address the biologically diverse breast cancer tumour environment.

With Enhertu (trastuzumab deruxtecan), a HER2-directed ADC, AstraZeneca and Daiichi Sankyo are aiming to improve outcomes in previously treated HER2-positive and HER2-low metastatic breast cancer and are exploring its potential in earlier lines of treatment and in new breast cancer settings.

In HR-positive breast cancer, AstraZeneca continues to improve outcomes with foundational medicines Faslodex (fulvestrant) and Zoladex (goserelin) and aims to reshape the HR-positive space with next-generation SERD and potential new medicine camizestrant as well as a potential first-in-class AKT kinase inhibitor, capivasertib. AstraZeneca is also collaborating with Daiichi Sankyo to explore the potential of TROP2-directed ADC, datopotamab deruxtecan, in this setting.

PARP inhibitor Lynparza (olaparib) is a targeted treatment option that has been studied in early and metastatic breast cancer patients with an inherited BRCA mutation. AstraZeneca with MSD (Merck & Co., Inc. in the US and Canada) continues to research Lynparza in these settings and to explore its potential in earlier disease.

To bring much-needed treatment options to patients with triple-negative breast cancer, an aggressive form of breast cancer, AstraZeneca is evaluating the potential of datopotamab deruxtecan alone and in combination with immunotherapy Imfinzi, capivasertib in combination with chemotherapy, and Imfinzi in combination with other oncology medicines, including Lynparza and Enhertu.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
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References
1.   Sung H, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021; 10.3322/caac.21660.
2.   National Cancer Institute. Surveillance, Epidemiology and End Results Program. Available at: https://seer.cancer.gov/statfacts/html/breast-subtypes.html. Accessed September 2023.
3.   Lin M, et al. Comparative Overall Survival of CDK4/6 Inhibitors Plus Endocrine Therapy vs. Endocrine Therapy Alone for Hormone receptor-positive, HER2-negative metastatic breast cancer. J Cancer. 2020; 10.7150/jca.48944.
4.   Lloyd M R, et al. Mechanisms of Resistance to CDK4/6 Blockade in Advanced Hormone Receptor-positive, HER2-negative Breast Cancer and Emerging Therapeutic Opportunities. Clin Cancer Res. 2022; 28(5):821-30.
5.   Goldenberg D, et al. The emergence of trophoblast cell-surface antigen 2 (TROP-2) as a novel cancer target. Oncotarget. 2018;9(48): 28989-29006.
6.   Vidula N, et al. Trophoblast Cell Surface Antigen 2 gene (TACSTD2) expression in primary breast cancer. Breast Cancer Res Treat. 2022 Aug;194(3):569-575.
7.   Iqbal N, et al. Human Epidermal Growth Factor Receptor 2 (HER2) in Cancers: Overexpression and Therapeutic Implications. Mol Biol Int. 2014;852748.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 22 September 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary